North America Europe Asia	200 Park Avenue New York, NY 10166 T +1 212 294 6700 F +1 212 294 4700

Joel L. Rubinstein

 Partner

212 294-5336

 JRubinstein@Winston.com

March 14, 2019

VIA EDGAR AND EMAIL

Celeste M. Murphy

Legal Branch Chief

Office of Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	B. Riley Principal Merger Corp.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted March 8, 2019

CIK No. 0001759824

Dear Ms. Murphy:

On behalf of our client, B. Riley Principal Merger Corp. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 14, 2019, relating to Amendment No. 3 to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on March 8, 2019 (the “Draft Registration Statement”).

The Company is concurrently filing via EDGAR its Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s response to the comment received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a marked courtesy copy of the Registration Statement.

For ease of review, we have set forth below the comment of the Staff’s letter in bold and the Company’s response thereto, including a cross-reference to the locations in the Registration Statement of changes made in response to the Staff’s comment. Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Registration Statement.

March 14, 2019 Page 2

Amended Draft Registration Statement on Form S-1

General

1.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” subject to certain exceptions. We also note the statement in Article XII of your amended and restated certificate of incorporation that for “any claim arising under the federal securities laws...the federal district court for the District of Delaware shall be the sole and exclusive forum.” Please disclose in your registration statement whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents, and the related registration statement disclosures, state this clearly.

Response: The Company respectively advises the Staff that the Company’s forum selection provision does not apply solely to state law claims and does apply to Securities Act claims. Accordingly, the Company has revised the disclosure on pages 54 and 123 of the Registration Statement and Article XII of the Company’s second amended and restated certificate of incorporation to address the Staff’s comment.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or the Registration Statement.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein